UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. )*
Berkeley Lights, Inc.
(Name of Issuer)
Common Stock, par value $0.00005
(Title of Class of Securities)
84310101
(CUSIP Number)
March 1, 2023
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
[x]    Rule 13d-1(c)
☐    Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	names of Reporting Persons The D3 Family Fund, L.P.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 1,246,164
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 1,246,164
9.	aggregate amount beneficially owned by each reporting person 1,246,164
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) 1.7%
12.	type of Reporting Person PN

1.	names of Reporting Persons The D3 Family Bulldog Fund, L.P.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 2,233,948
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 2,233,948
9.	aggregate amount beneficially owned by each reporting person 2,233,948
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) 3.1%
12.	type of Reporting Person PN

1.	names of Reporting Persons Haredale Ltd.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Bahamas
NUMBER OF	5.	sole voting power 134,362
SHARES BENEFICIALLY OWNED BY	6.	shared voting power
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 134,362
9.	aggregate amount beneficially owned by each reporting person 134,362
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) Less than 1%
12.	type of Reporting Person CO

1.	names of Reporting Persons Nierenberg Investment Management Company, Inc.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 3,480,112
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 3,614,474
9.	aggregate amount beneficially owned by each reporting person 3,614,474
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) 5.0%
12.	type of Reporting Person CO

1.	names of Reporting Persons David Nierenberg
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization United Stated of America
NUMBER OF	5.	sole voting power 47,600
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 3,480,112
EACH REPORTING PERSON	7.	sole dispositive power 47,600
WITH	8.	shared dispositive power 3,614,474
9.	aggregate amount beneficially owned by each reporting person 3,662,074
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) 5.1%
12.	type of Reporting Person IN

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of March 1, 2023.
Item 1.
(a)	Name of Issuer:
Berkely Lights, Inc. (the “Issuer”)
(b)	Address of Issuer's Principal Executive Offices:
5858 Horton Street, Emery Ville, CA 94608
Item 2.
(a), (c)	Name of Person Filing and Citizenship:
The names of the persons filing this Schedule 13G (collectively, the “Reporting Persons”) are:

•	The D3 Family Fund, L.P., a Washington limited partnership (the “Family Fund”);

•	The D3 Family Bulldog Fund, L.P., a Washington limited partnership (the “Bulldog Fund”);

•	Haredale Limited, a Bahamian corporation (the “Managed Account”),

•	Nierenberg Investment Management Company, Inc., a Washington corporation (“NIMCO”) which is the sole general partner of the Family Fund and the Bulldog Fund;

•	David Nierenberg, a United States citizen (“Mr. Nierenberg”), who is the President of NIMCO.

NIMCO and Mr. Nierenberg may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Family Fund and the Bulldog Fund.

(b)	Address of Principal Business Office or, if None, Residence:
The business address of each of the Reporting Persons is 19605 N.E. 8th Street, Camas, Washington 98607.
(d)	Title of Class of Securities: Common Stock, $0.0005 par value (the “Common Stock”)
(e)	CUSIP Number: 84310101
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____.
If this statement is filed pursuant to Rule 13d-1(c), check this box [x]
Item 4.	Ownership.
(a), (b)	Amount beneficially owned; Percent of Class:
The Family Fund individually beneficially owns 1,246,164 shares of Common Stock, constituting approximately 1.7% of all of the outstanding shares of Common Stock.
The Bulldog Fund individually beneficially owns 2,233,948 shares of Common Stock, constituting approximately 3.1% of all of the outstanding shares of Common Stock.
NIMCO may be deemed to be the beneficial owner of the 3,614,474 shares of Common Stock owned by the Family Fund, the Bulldog Fund, the Benedict Fund and the Managed Account, constituting approximately 5.0% of all of the outstanding shares of Common Stock.
Mr. Nierenberg may be deemed to be the beneficial owner of the 3,614,474 shares of Common Stock beneficially owned by NIMCO as well as the 47,600 shares of Common Stock that he holds directly, for a total of 3,662,074 shares of Common Stock, constituting approximately 5.1% of all of the outstanding shares of Common Stock.
The Reporting Persons, in the aggregate, beneficially own 3,662,074 shares of Common Stock, constituting approximately 5.1% of the outstanding shares of Common Stock. The foregoing percentages are based on 72,173,917 shares of Common Stock outstanding as of February 14, 2023, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2023.
(c)	Number of shares as to which such person has:
(i), (iii)                          The Managed Account has the sole power to vote or direct the vote of the Common Stock held by it. None of the Reporting Persons has the sole power to dispose or direct the disposition of, any shares of Common Stock.
(ii), (iv)                          The Family Fund, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 1,246,164 shares of Common Stock held by the Family Fund.

The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 2,233,948 shares of Common Stock held by the Bulldog Fund.
The Managed Account, NIMCO and Mr. Nierenberg have shared power to dispose or direct the disposition of, the 134,362 shares of Common Stock held by the Bulldog Fund.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group.
See Exhibit 1.
Item 9.	Notice of Dissolution of Group.
N/A
Item 10.	Certification.
By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated:  March 9, 2023

D3 FAMILY FUND, L.P.* By: Nierenberg Investment Management Company, Inc., its General Partner

By:	/s/ David Nierenberg
David Nierenberg, President

D3 FAMILY BULLDOG FUND, L.P.* By: Nierenberg Investment Management Company, Inc., its General Partner

By:	/s/ David Nierenberg
David Nierenberg, President

HAREDALE LTD.* By: Nierenberg Investment Management Company, Inc., its Investment Manager

By:	/s/ David Nierenberg
David Nierenberg, President

NIERENBERG INVESTMENT MANAGEMENT COMPANY, INC.*

By:	/s/ David Nierenberg
David Nierenberg, President

/s/ David Nierenberg
DAVID NIERENBERG*

*The Reporting Persons disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Berkeley Lights, Inc, dated as of March 9, 2023, is, and any further amendments thereto signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Dated:  March 9, 2023

D3 FAMILY FUND, L.P. By: Nierenberg Investment Management Company, Inc., its General Partner

By:	/s/ David Nierenberg
David Nierenberg, President

D3 FAMILY BULLDOG FUND, L.P. By: Nierenberg Investment Management Company, Inc., its General Partner

By:	/s/ David Nierenberg
David Nierenberg, President

HAREDALE LTD. By: Nierenberg Investment Management Company, Inc., its Investment Manager

By:	/s/ David Nierenberg
David Nierenberg, President

NIERENBERG INVESTMENT MANAGEMENT COMPANY, INC.

By:	/s/ David Nierenberg
David Nierenberg, President

/s/ David Nierenberg
DAVID NIERENBERG